Free Writing Prospectus pursuant to Rule 433 dated January 3, 2022

Registration Statement No. 333-253421

Market Linked Securities — Autocallable with Contingent Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000® Index and the Nasdaq-100 Index® due January 29, 2026

Summary of Terms
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underliers (each individually, an underlier):	the S&P 500® Index (current Bloomberg symbol: “SPX Index”), the Russell 2000® Index (current Bloomberg symbol: “RTY Index”) and the Nasdaq-100 Index® (current Bloomberg symbol: “NDX Index”)
Pricing date:	expected to be January 31, 2022
Issue date:	expected to be February 3, 2022
Determination date:	the last coupon observation date, expected to be January 26, 2026
Stated maturity date:	expected to be January 29, 2026
Initial underlier level:	with respect to an underlier, the closing level of such underlier on the pricing date
Final underlier level:	with respect to an underlier, the closing level of such underlier on the determination date
Underlier return:	with respect to an underlier, the quotient of (i) its final underlier level minus its initial underlier level divided by (ii) its initial underlier level, expressed as a percentage
Lowest performing underlier return:	the underlier return of the lowest performing underlier
Lowest performing underlier:	the underlier with the lowest underlier return
Company’s redemption right (automatic call feature):

if a redemption event occurs, then the outstanding face amount will be automatically redeemed in whole and the company will pay, in addition to the contingent coupon then due, an amount in cash on the following call payment date, for each $1,000 of the outstanding face amount, equal to $1,000

Redemption event:	a redemption event will occur if, as measured on any call observation date, the closing level of each underlier is greater than or equal to its initial underlier level
Downside threshold level:	for each underlier, 75% of its initial underlier level
Contingent coupon:

●if the closing level of each underlier on the related coupon observation date is greater than or equal to its coupon threshold level, at least $19.375 (at least 1.9375% quarterly, or the potential for up to at least 7.75% per annum); or

●if the closing level of any underlier on the related coupon observation date is less than its coupon threshold level, $0

Coupon threshold level:	for each underlier, 75% of its initial underlier level
Call observation dates:	expected to be each coupon observation date commencing in July 2022 and ending in October 2025
Call payment dates:	expected to be the third business day after each call observation date
Coupon observation dates:

expected to be the 24th day of each January, April, July and October (provided that the coupon observation date for January 2026 is expected to be January 26, 2026), commencing in April 2022 and ending in January 2026

Coupon payment dates:	expected to be the third business day after each coupon observation date
Payment amount at maturity (for each $1,000 face amount of your securities):	See “Investment Description” on this page and “How the Payment Amount at Maturity Is Calculated” below
Underwriting discount:

up to 2.50% of the face amount; Wells Fargo Securities, LLC (“WFS”) is the agent for the distribution of the securities. WFS will receive the underwriting discount of up to 2.50% of the aggregate face amount of the securities sold. The agent may resell the securities to Wells Fargo Advisors (“WFA”) at the original issue price of the securities less a concession of 1.50% of the aggregate face amount of the securities. In addition to the selling concession received by WFA, WFS advises that WFA will also receive out of the underwriting discount a distribution expense fee of 0.075% for each $1,000 face amount of a security WFA sells. In addition, in respect of certain securities sold in this offering, GS&Co. may pay a fee of up to 0.10% of the aggregate face amount of the securities sold to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.

CUSIP/ISIN:	40057KN90 / US40057KN905

Investment Description

The securities are unsecured notes issued by GS Finance Corp. and guaranteed by The Goldman Sachs Group, Inc. The securities do not provide for fixed coupons or repay a fixed amount of principal at maturity. Whether the securities pay a contingent coupon, whether the securities are automatically called prior to maturity and, if they are not automatically called, the amount that you will be paid on your securities at maturity is based on the performances of the S&P 500® Index, the Russell 2000® Index and the Nasdaq-100 Index®, as described below.

Contingent Coupon. If on any observation date the closing level of each underlier is greater than or equal to 75% of its initial level (set on the pricing date, expected to be January 31, 2022), you will receive on the applicable coupon payment date a contingent coupon for each $1,000 face amount of your securities equal to at least $19.375 (at least 1.9375% quarterly, or the potential for up to at least 7.75% per annum) (set on the pricing date). If the closing level of any of the underliers on any observation date is less than 75% of its initial level, you will not receive a contingent coupon on the applicable coupon payment date. Observation dates are expected to be the 24th day of each January, April, July and October (provided that the observation date for January 2026 is expected to be January 26, 2026), commencing in April 2022 and ending in January 2026. Coupon payment dates are expected to be the third business day after the relevant observation date.

•

Automatic Call Feature. The securities will mature on the stated maturity date (expected to be January 29, 2026), unless automatically called on any observation date commencing in July 2022 to and including October 2025. Your securities will be automatically called if the closing level of each underlier on any such observation date is greater than or equal to its initial level. If your securities are automatically called, you will receive a payment on the next coupon payment date equal to the face amount of your securities plus a contingent coupon (as described above).

•

Potential Loss of Principal. The amount that you will be paid on your securities at maturity, if they have not been automatically called, in addition to the final contingent coupon, if any, is based on the performance of the underlier with the lowest underlier return. The underlier return for each underlier is the percentage increase or decrease in the closing level of such underlier on the determination date (the final observation date, expected to be January 26, 2026) from its initial level.

You should read the accompanying preliminary prospectus supplement dated December 31, 2021, which we refer to herein as the accompanying preliminary prospectus supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

How the Payment Amount at Maturity Is Calculated

•

if the underlier return of each underlier is greater than or equal to -25% (the final underlier level of each underlier is greater than or equal to 75% of its initial underlier level), $1,000 plus a contingent coupon; or

•

if the underlier return of any underlier is less than -25% (the final underlier level of any underlier is less than 75% its initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) the lowest performing underlier return times (b) $1,000

  The estimated value of your securities at the time the terms of your securities are set on the pricing date is expected to be between $925 and $955 per $1,000 face amount. See the accompanying preliminary prospectus supplement for a further discussion of the estimated value of your securities.

The securities have more complex features than conventional debt securities and involve risks not associated with conventional debt securities. See “Risk Factors” in this term sheet and in the accompanying preliminary prospectus supplement. This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the underlier, the terms of the securities and certain risks.

Hypothetical Contingent Coupon Payments

The examples below show hypothetical performances of each underlier as well as the hypothetical contingent coupons, if any, that we would pay on each coupon payment date with respect to each $1,000 face amount of the securities if the hypothetical closing level of each underlier on the applicable coupon observation date was the percentage of its initial underlier level shown. These examples assume a contingent coupon of $19.375.

Scenario 1

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the S&P 500® Index (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Russell 2000® Index (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Nasdaq-100 Index® (as Percentage of Initial Underlier Level)	Hypothetical Contingent Coupon
First	90%	55%	120%	$0
Second	75%	60%	90%	$0
Third	80%	120%	75%	$19.375
Fourth	90%	75%	50%	$0
Fifth	85%	45%	75%	$0
Sixth	55%	75%	80%	$0
Seventh	85%	80%	60%	$0
Eighth	80%	65%	75%	$0
Ninth	60%	90%	80%	$0
Tenth	95%	55%	75%	$0
Eleventh	90%	75%	50%	$0
Twelfth-Sixteenth	85%	60%	90%	$0
			Total Hypothetical Coupons	$19.375

In Scenario 1, the hypothetical closing level of each underlier increases and decreases by varying amounts on each hypothetical coupon observation date. Because the hypothetical closing level of each underlier on the third hypothetical coupon observation date is greater than or equal to its hypothetical coupon threshold level, the total of the hypothetical contingent coupons in Scenario 1 is $19.375. Because the hypothetical closing level of at least one underlier on all other hypothetical coupon observation dates is less than its hypothetical coupon threshold level, no further contingent coupons will be paid, including at maturity.

Scenario 2

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the S&P 500® Index (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Russell 2000® Index (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Nasdaq-100 Index® (as Percentage of Initial Underlier Level)	Hypothetical Contingent Coupon
First	110%	30%	70%	$0
Second	80%	120%	60%	$0
Third	70%	25%	75%	$0
Fourth	85%	45%	75%	$0
Fifth	55%	75%	80%	$0
Sixth	85%	80%	60%	$0
Seventh	80%	65%	75%	$0
Eighth	60%	90%	80%	$0
Ninth	95%	55%	75%	$0
Tenth	90%	75%	50%	$0
Eleventh	85%	60%	90%	$0
Twelfth-Sixteenth	60%	80%	85%	$0
			Total Hypothetical Coupons	$0

In Scenario 2, the hypothetical closing level of each underlier increases and decreases by varying amounts on each hypothetical coupon observation date. Because in each case the hypothetical closing level of at least one underlier on the related coupon observation date is less than its hypothetical coupon threshold level, you will not receive a contingent coupon payment on the applicable hypothetical coupon payment date. Since the hypothetical closing level of at least one underlier on every hypothetical coupon observation date is less than its hypothetical coupon threshold level, the overall return you earn on your securities will be less than zero. This is the case even though, on some of the coupon observation dates, the closing levels of the other underliers are above their respective coupon threshold levels. Therefore, the total of the hypothetical coupons in Scenario 2 is $0.

Scenario 3

Hypothetical Coupon Observation Date	Hypothetical Closing Level of the S&P 500® Index (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Russell 2000® Index (as Percentage of Initial Underlier Level)	Hypothetical Closing Level of the Nasdaq-100 Index® (as Percentage of Initial Underlier Level)	Hypothetical Contingent Coupon
First	60%	55%	40%	$0
Second	110%	120%	125%	$19.375
			Total Hypothetical Coupons	$19.375

In Scenario 3, the hypothetical closing level of each underlier is less than its hypothetical coupon threshold level on the first hypothetical coupon observation date, but increases to a level that is greater than its hypothetical initial underlier level on the second hypothetical coupon observation date. Because the hypothetical closing level of each underlier is greater than or equal to its hypothetical initial underlier level on the second hypothetical coupon observation date (which is also the first hypothetical call observation date), your securities will be automatically called. Therefore, on the corresponding hypothetical call payment date, in addition to the hypothetical contingent coupon of $19.375, you will receive an amount in cash equal to $1,000 for each $1,000 face amount of your securities.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the underliers, the terms of the securities and certain risks.

Hypothetical Payment Amount at Maturity The Securities Have Not Been Automatically Called
Hypothetical Final Underlier Level (as a % of the Initial Underlier Level)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)	Hypothetical Payment Amount at Maturity ($)
200.000%	100.000%*	$1,000.00*
175.000%	100.000%*	$1,000.00*
150.000%	100.000%*	$1,000.00*
125.000%	100.000%*	$1,000.00*
100.000%	100.000%*	$1,000.00*
99.999%	100.000%*	$1,000.00*
85.000%	100.000%*	$1,000.00*
75.000%	100.000%*	$1,000.00*
74.999%	74.999%	$749.99
50.000%	50.000%	$500.00
40.000%	40.000%	$400.00
25.000%	25.000%	$250.00
0.000%	00.000%	$000.00

*Does not include the final contingent coupon

Determining Payment on a Coupon Payment Date

Determining Payment at Maturity

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the underliers, the terms of the securities and certain risks.

Is the final underlier level greater than the initial underlier level? Yes On the stated maturity date we will pay you, for each $1,000 face amount of your securities, an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the participation rate times (c) the underlier return, subject to the maximum settlement amount No Is the final underlier greater than or equal to the buffer level? Yes On the stated maturity date we will pay you, for each $1,000 face amount of your securities, an amount in cash equal to $1,000 No On the stated maturity date we will pay you, for each $1,000 face amount of your securities, an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the sum of the underlier return plus the buffer amount

About Your Securities

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, underlier supplement no. 25, product summary supplement and preliminary prospectus supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, underlier supplement no. 25, product summary supplement and preliminary prospectus supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, underlier supplement no. 25, product summary supplement and preliminary prospectus supplement if you so request by calling (212) 357-4612.

The securities are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

●	Preliminary prospectus supplement dated December 31, 2021
●

Market linked securities — Auto-Callable with Contingent Coupon and Contingent Downside Linked to the Lowest Performing Underlying product summary supplement dated November 29, 2021 (the “product summary supplement”)

●	Underlier supplement no. 25 dated October 26, 2021
●	Prospectus supplement dated March 22, 2021
●	Prospectus dated March 22, 2021

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the underliers, the terms of the securities and certain risks.

Risk Factors

An investment in the securities is subject to risks. Many of the risks are described in the accompanying prospectus supplement, accompanying underlier supplement no. 25, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Securities” in the accompanying preliminary prospectus supplement, “Additional Risk Factors Specific to the Securities” in the accompanying underlier supplement no. 25, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary prospectus supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

▪

The Estimated Value of Your Securities At the Time the Terms of Your Securities Are Set On the Pricing Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Securities

▪	The Securities Are Subject to the Credit Risk of the Issuer and the Guarantor
▪	You May Lose Your Entire Investment in the Securities
▪	You May Not Receive a Contingent Coupon on Any Coupon Payment Date
▪

Because the Securities Are Linked to the Performance of the Lowest Performing Underlier, You Have a Greater Risk of Receiving No Quarterly Contingent Coupons and Sustaining a Significant Loss on Your Investment Than If the Securities Were Linked to Just One Underlier

▪

A Higher Contingent Coupon, a Lower Coupon Threshold Level and/or a Lower Downside Threshold Level May Reflect Greater Expected Volatility of the Underliers, and Greater Expected Volatility Generally Indicates An Increased Risk of Declines in the Levels of the Underliers and, Potentially, a Significant Loss at Maturity

▪	The Cash Settlement Amount Will Be Based Solely on the Lowest Performing Underlier
▪	Your Securities Are Subject to Automatic Redemption
▪	The Return on Your Securities May Change Significantly Despite Only a Small Change in the Level of the Lowest Performing Underlier
▪	The Contingent Coupon Does Not Reflect the Actual Performance of the Underliers from the Pricing Date to Any Coupon Observation Date or from Coupon Observation Date to Coupon Observation Date
▪	The Market Value of Your Securities May Be Influenced by Many Unpredictable Factors
▪	Past Underlier Performance is No Guide to Future Performance
▪	If the Levels of the Underliers Change, the Market Value of Your Securities May Not Change in the Same Manner
▪	The Return on Your Securities Will Not Reflect Any Dividends Paid on the Underlier Stocks
▪	You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
▪	As Calculation Agent, GS&Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Securities, When Your Securities Mature and the Amount You Receive at Maturity
▪	Your Securities May Not Have an Active Trading Market
▪	The Calculation Agent Can Postpone a Coupon Observation Date or the Determination Date, as the Case May Be, If a Market Disruption Event or a Non-Trading Day Occurs or is Continuing

Risks Related to Conflicts of Interest

▪

Hedging Activities by Goldman Sachs or Our Distributors (including WFS) May Negatively Impact Investors in the Securities and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Securities

▪	Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients, Could Negatively Impact Investors in the Securities
▪	Goldman Sachs’ or Our Distributors’ Market-Making Activities Could Negatively Impact Investors in the Securities
▪

You Should Expect That Goldman Sachs’ or Our Distributors’ Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Securities

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the underliers, the terms of the securities and certain risks.

▪

Goldman Sachs and Our Distributors Regularly Provide Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Underlier Sponsors or the Issuers of the Underlier Stocks or Other Entities That Are Involved in the Transaction

▪	The Offering of the Securities May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties
▪	Other Investors in the Securities May Not Have the Same Interests as You

Additional Risks Related to the Underliers

▪

Except to the Extent The Goldman Sachs Group, Inc. and Wells Fargo & Company (the Parent Company of WFS) Are Companies Whose Common Stock Comprises the S&P 500® Index, There Is No Affiliation Between the Underlier Stock Issuers or the Underlier Sponsors and Us or WFS

Additional Risks Related to the Russell 2000® Index

▪	There are Small-Capitalization Stock Risks Associated with the Russell 2000® Index

Additional Risks Related to the Nasdaq-100 Index®

▪

As Compared to Other Index Sponsors, Nasdaq, Inc. Retains Significant Control and Discretionary Decision-Making Over the Nasdaq-100 Index®, Which May Have an Adverse Effect on the Level of the Nasdaq-100 Index® and on Your Notes

▪	An Investment in the Offered Securities Is Subject to Risks Associated with Foreign Securities
▪

Government Regulatory Action, Including Legislative Acts and Executive Orders, Could Result in Material Changes to the Composition of an Underlier with Underlier Stocks from One or More Foreign Securities Markets and Could Negatively Affect Your Investment in the Securities

Additional Risks Related to Tax

▪	Certain Considerations for Insurance Companies and Employee Benefit Plans
▪	The Tax Consequences of an Investment in Your Securities Are Uncertain
▪

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Securities, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Securities to Provide Information to Tax Authorities

The following risk factors are discussed in greater detail in the accompanying underlier supplement no. 25:

Risks Relating to Securities Linked to Underliers

▪

The Policies of an Underlier Sponsor, if Applicable, and Changes that Affect an Underlier to Which Your Securities are Linked, or the Constituent Indices or Underlier Stocks Comprising Such Underlier, Could Affect the Amount Payable on Your Securities and Their Market Value

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪	Investors in Indexed Notes Could Lose Their Investment
▪	The Return on Indexed Notes May Be Below the Return on Similar Securities
▪	The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
▪	An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment
▪	An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
▪	We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪	Information About an Index or Indices May Not Be Indicative of Future Performance
▪	We May Have Conflicts of Interest Regarding an Indexed Note

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the underliers, the terms of the securities and certain risks.

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪	The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.
▪	The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holders

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the underliers, the terms of the securities and certain risks.